UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated May 1, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated April 12, 2006.
•	Press Release dated April 12, 2006.
•	Press Release dated April 19, 2006.
•	Press Release dated April 24, 2006.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: May 1, 2006	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge Inc. to webcast/conference call
2006 first quarter financial results
CALGARY, Alberta, April 12, 2006 — Enbridge Inc. will host a webcast conference call to discuss its 2006 first quarter financial results as follows:

Event:	Enbridge Inc. 2006 First Quarter Financial Results Conference Call

Date:	Wednesday, May 3, 2006

Time:	11:00 a.m. EDT / 9:00 a.m. MDT
Within North America, the toll-free call in number is 1-866-383-7989. Interested parties outside North America can call in to +617-597-5328. The access code is 36505809. To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after conclusion of the event and a transcript will be posted to the website within approximately 24 hours.
The webcast replay will be available at toll-free 1-888-286-8010 or +617-801-6888. The access code for the replay is 14359650.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor

NEWS RELEASE
Enbridge Inc. to webcast 2006 Annual Meeting of Shareholders
CALGARY, Alberta, April 12, 2006 — Enbridge Inc. will provide an audio and video webcast of its 2006 Annual Meeting of Shareholders as follows:

Event:	Enbridge Inc. 2006 Annual Meeting of Shareholders

Date:	Wednesday, May 3, 2006

Time:	1:30 p.m. EDT / 11:30 a.m. MDT

Location:	Fairmont Royal York Hotel, Imperial Room 100 Front Street West, Toronto, Ontario M5H 1E3
To view the live webcast, interested parties are invited to visit www.enbridge.com/investor and follow the Annual Meeting webcast link under Investor News. A webcast replay will be available approximately two hours following the event and a transcript will be posted to the website within approximately 24 hours.
To listen to audio only, within North America the toll-free call-in number is 1-866-362-4829. Interested parties outside North America may call +617-597-5346. The participant passcode is 44304229. An audio replay will be available at 1-888-286-8010 and outside North America at +617-801-6888. The access code is 17842279.
During the meeting, the Company will review the financial results achieved in 2005 and the first quarter of 2006, and outline its strategic objectives. When used in the webcast, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor

NEWS RELEASE
Enbridge Completes Environmental Screening Report for Ontario Wind Power Project
TORONTO, Ontario, April 19, 2006 — Enbridge Ontario Wind Power L.P. today gave notice that the Environmental Screening has been completed for its 200 megawatt wind power project planned for the eastern shore of Lake Huron in Bruce County, Ontario.
The approximately $400 million project is to consist of 121 wind turbine generators, each capable of producing 1,650 kilowatts, dispersed over a 35,000 acre area. The project, which would produce enough renewable energy to supply approximately 70,000 Ontario homes, would be built in a single stage, with construction starting in mid-2006 and an in-service date of early 2007. Enbridge has executed a 20-year electricity purchase agreement with the Ontario Power Authority for all of the power generated.
The Environmental Screening was prepared further to Ontario Ministry of the Environment environmental assessment requirements for electricity projects. The screening report, which evaluates the potential for environmental effects relating to the proposed wind energy generation facility, can be reviewed at:
•	www.enbridge.com/ontariowindpower
•	Kincardine Municipal Office, 1475 Concession 5, R. R. #5, Kincardine
•	Town of Saugeen Shores Municipal Office, 600 Tomlinson Drive, Port Elgin
•	Bruce County Office, 30 Park Street, Walkerton
•	Kincardine Branch of the Bruce County Public Library, 727 Queen Street, Kincardine
•	Tiverton Branch of the Bruce County Public Library, 56 King Street, Tiverton
•	Port Elgin Library, 708 Goderich Street, Port Elgin
Written requests to the Ministry of the Environment to elevate the project to either an Environmental Review or an individual Environmental Assessment will be accepted until May 19, 2006.
“This project is another example of Enbridge’s ongoing commitment to renewable energy generation as an important part of our sustainable development strategy,” said project manager Lisa Lawler. “We’re certainly looking forward to expanding our wind power generation business to Ontario, where we already operate major energy infrastructure, and helping address the need for new power sources in the Province.”

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Debbie Boukydis
Manager, Public and Government Affairs
(416) 495-5682
Email: debbie.boukydis@enbridge.com

NEWS RELEASE
Enbridge presents at the 2006 American Gas Association Financial Forum
CALGARY, Alberta, April 24, 2006 — Patrick D. Daniel, Enbridge Inc. President & Chief Executive Officer, will be presenting at the AGA Financial Forum on Monday, May 8, 2006 at 10:40 a.m. Pacific Time.
To view the live webcast of the presentation, visit the Investor page of the Enbridge Inc. website: http://www.enbridge.com/investor/
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Bob Rahn
Enbridge Investor Relations
(403) 231-7398
Email: bob.rahn@enbridge.com